UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-21571

CUSIP Number 611742107

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended:	September 30, 2006

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Monster Worldwide, Inc.
Full Name of Registrant

Former Name if Applicable

622 Third Avenue
Address of Principal Executive Office (Street and number)

New York, New York 10017
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b--25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

Monster Worldwide, Inc. (the “Company”) will not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 by the required filing date and does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 as soon as practicable.

As previously announced, a committee of independent directors of the Board of Directors (the “Special Committee”) of the Company, with the assistance of independent legal counsel, is conducting an independent investigation to review the Company’s historical stock option grant practices and related accounting. Although the Special Committee has not yet completed its review, the Company anticipates that a conclusion of the investigation will indicate that the exercise price of a substantial number of stock option grants during the period under review differed from the fair market value of the underlying shares on the recorded measurement date. The Company is still conducting its accounting analysis and has not yet determined definitively the impact of these differences on the Company’s historical financial statements. However, the Company expects that it will restate its previously filed financial statements for the years 1997 through 2005. The Company believes that the anticipated restatements will not have a material impact on 2006 earnings. Any stock-based compensation charges incurred as a result of a potential restatement would have the likely effect of decreasing reported income from continuing operations or increasing reported loss from continuing operations; decreasing reported income from discontinued operations or increasing reported loss from discontinued operations; decreasing reported net income or increasing reported net loss; and increasing the reported retained deficit figures contained in the Company’s historical financial statements. Additional balance sheet accounts may also be affected.

This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties related to the investigation by the Special Committee, a potential restatement of the Company’s financial statements, the filing of a delinquent report on Form 10-Q and the finalization of the Company’s results for the third quarter of fiscal year 2006. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. The Company’s actual results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company, and reported results should not be considered as an indication of future performance. Potential risks and uncertainties include, among other things: (1) the timing of completion of the Special Committee’s investigation, (ii) the Company’s review, restatement and filing of its amended historical financial statements, if any, and becoming current in the Company’s other required SEC periodic reporting obligations; (2) costs incurred by the Company in connection with the Special Committee’s investigation, the SEC investigation and the U.S. Attorney’s investigation; (3) the nature and scope of the ongoing SEC investigation and U.S. Attorney’s investigation; (4) the effect of the shareholder litigation; and (5) the additional risks and important factors described in the Company’s SEC reports, including the Annual Report on Form 10-K for the year ended December 31, 2005, which is available at the SEC’s website at http://www.sec.gov. All of the information in this Form 12b-25 is made as of November 7, 2006, and the Company undertakes no duty to update this information.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jonathan Trumbull	212	351-7138
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☐ Yes  ☒ No

	The Company has not yet filed its Form 10-Q for the quarter ended June 30, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s potential restatement of its financial statements described in Part III above, the Company cannot provide a reasonable estimate and comparison of the results of its operations at this time.

Monster Worldwide, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 7, 2006	By:
/s/ Charles Baker

Name: Charles Baker
Title: Chief Financial Officer